A Publicly Traded Company –SHRV

February 20, 2019

Division of Corporation Finance

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Sharing Services Global Corporation (formerly Sharing Services, Inc.)
Amendment No. 1 to Registration Statement on Form 10
Filed December 18, 2018
File No. 00-55997

Dear Sir/Madam,

Reference is made to your letter dated February 6, 2019. In order to facilitate the review of our responses to the comments contained is your letter, we have reproduced below (in bold font) each of your comments. Each of your comments is followed by our response.

Amendment No. 1 to Form 10

General

1. Your response to prior comment 1 briefly described why you do not believe Sharing Services, Inc. is an investment company under the Investment Company Act of 1940 (“1940 Act”). Please provide a more detailed explanation, including a detailed calculation of your assets, regarding whether the Company could be considered an investment company under section 3(a)(1)(C) of the 1940 Act as a result of the Company’s interest in the five unconsolidated entities noted in the Response. As part of this response, please explain whether interests in any of these five unconsolidated entities could be considered “investment securities” and provide an explanation of the Company’s purpose in holding an interest in each of these entities. If available, please specifically discuss the applicability of any relevant exemptions under Section 3 of the Investment Company Act the Company is relying on or intends to rely on.

Response: Section 3. (a)(1) (A) of the 1940 Act defines an investment company as any issuer that is primarily engaged in the business of investing, reinvesting, or trading in securities. Section 3. (a)(1) (C) further expands the definition to include an issuer engaged or proposing to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of its total assets on an unconsolidated basis. Notwithstanding Section 3. (a)(1) (C) above, Section 3 (b)(1) states that none of the following persons is an investment company within meaning of the 1940 Act: any issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.

Corporate Offices – 1700 Coit Road, Suite #290 – Plano, Texas 75075

Main (469) 304 9400, Ext 248 ● Fax (469) 910 0477 ● www.shrvinc.com

A Publicly Traded Company –SHRV

Further, we note that investment companies typically provide various services including investment advice, trading services, income valuations, etc. to its stockholders.

The Company, directly and through its subsidiaries, is engaged primarily in the business of selling health and wellness, energy, technology, insurance, training, media and travel products. For example, during both the fiscal period from May 5, 2017 to April 30, 2018 and the six months ended October 31, 2018, the Company derived 94% or more of its consolidated revenues from the sale of health and wellness products, consisting of its “Elevate” product line. Sharing Services is an operating company with over 60 employees. The Company’s employees are engaged in multiple activities incidental to the sale of its products, including procurement, warehousing, marketing, and shipping in connection with such products. The Company does not offer any investment advice, trading services, or income valuations to its stockholders.

Regarding the Company’s investment in five unconsolidated entities in 2017, as further discussed in comment 3 below, the Company made these investments consistent with its strategy to grow its business both organically and by making strategic acquisitions of businesses and technologies to grow its sales. Specifically, each of these investees owns and markets products that fit the Company’s direct selling model and add to the Company’s existing products portfolio. These investments were not done for the purpose of holding said entities’ securities for speculative, yield enhancement, or trading purposes. Thus, the Company’s investment in these entities does not constitute trading in securities as intended by the 1940 Act.

2. Your response to prior comment 2 noted the Company’s two consolidated wholly-owned subsidiaries. Please provide a detailed legal analysis regarding whether each entity is or may be considered an investment company under the 1940 Act. Please also provide the exemptions, if any, the subsidiaries intend to rely on.

Response: As indicated in our response to prior comment 2, Total Travel Media, Inc. and Four Oceans Holdings, Inc. are consolidated wholly-owned subsidiaries of the Company. Both, Total Travel Media, Inc. and Four Oceans Holdings, Inc., are operating companies and neither entity owns investment securities issued by other legal persons. Each Total Travel Media, Inc. and Four Oceans Holdings, Inc. is engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities, as provided in Section 3 (b)(1) of the 1940 Act.

Like Sharing Services, both Total Travel Media, Inc. and Four Oceans Holdings, Inc. are engaged primarily in the business of selling health and wellness, energy, technology, training, media and travel products. Like Sharing Services, both Total Travel Media, Inc. and Four Oceans Holdings, Inc. may from time to time pursue acquisitions of products and technologies (hereafter, “brands”) that augment their products portfolios. Some of these transactions may involve the purchase of existing brands. Other transactions may involve the purchase of equity interests in businesses that own and sell existing brands or that are in the process of developing brands the Company deems to be a strong fit to the Company’s growth strategy. Any potential acquisition by Total Travel Media, Inc. and/or Four Oceans Holdings, Inc. will involve an assessment, by the Company’s Board of Directors, of whether the existing or potential brands owned by the target entity fit into the Company’s growth strategy and businesses.

Corporate Offices – 1700 Coit Road, Suite #290 – Plano, Texas 75075

Main (469) 304 9400, Ext 248 ● Fax (469) 910 0477 ● www.shrvinc.com

A Publicly Traded Company –SHRV

3. Your response to prior comment 3 stated that “the Company intends to continue to grow its business both organically and by making strategic acquisitions, from time to time, of businesses and technologies that augment its products portfolio, complement its business competencies, and fit its overall growth strategy.” Please elaborate on this strategy, including by clarifying how investments in the five unconsolidated entities noted in your Response and any other potential acquisitions fit into this strategy, and whether the strategy supports your position that the Company is not an investment company.

Response: The Company, directly and through its subsidiaries, is engaged primarily in the business of selling health and wellness, energy, technology, insurance, training, media and travel products and services. For example, during both the fiscal period from May 5, 2017 to April 30, 2018 and the six months ended October 31, 2018, the Company derived 94% or more of its consolidated revenues from the sale of health and wellness products, consisting of its “Elevate” product line. Elevate is a product line developed by Elevacity Global LLC, a wholly-owned subsidiary of the Company. The Company intends to grow its business both organically, for example, by the word-of-mouth promotion of its existing products and services, and by making strategic acquisitions from time to time of businesses and technologies that augment its products portfolio and complement its business competencies.

As further discussed in the registration statement and in our response to prior comment 19, in 2017, the Company acquired a 24% member’s interest in 212 Technologies, LLC; a 40% member’s interest in 561 LLC; a 40% member’s interest in America Approved Commercial LLC; a 40% member’s interest in Medical Smart Care LLC; and a 40% member’s interest in LEH Insurance Group LLC. The Company made these investments consistent with its strategy to grow its business both organically and by making strategic acquisitions of businesses and technologies that augment its products portfolio. Specifically, each of these investees owns and markets products that fit the Company’s direct selling model and add to the Company’s existing products portfolio. Several of these products, including back-office tools developed by 212 Technologies and insurance products offered by LEH Insurance Group, are currently sold or offered by the Company.

From time to time the Company intends to pursue acquisitions of products and technologies (hereafter, “brands”) that augment its products portfolio. Some of these transactions may involve the purchase of existing brands. Other transactions may involve the purchase of equity interests in businesses that own and sell existing brands or that are in the process of developing brands the Company deems to be a strong fit to the Company’s growth strategy. Any potential acquisition will involve an assessment, by the Company’s Board of Directors, of whether the existing or potential brands owned by the target entity fit into the Company’s growth strategy and businesses.

The Company is not currently an investment company under the 1940 Act. The Company does not hold itself out to be engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities. The Company does not expect to become subject to the 1940 Act, including as a result of potential acquisitions in the future, because such acquisitions, if any, are only for the purpose of acquiring access to brands that augment the Company’s current health and wellness, energy, technology, insurance, training, media and travel product portfolio, rather than for speculative, yield enhancement, or trading purposes.

Our Acquisition and Growth Strategy, page 1

4. Refer to prior comment 13. Please clarify the references to inception date as the date you acquired Total Travel Media, Inc. where you first use it in your filing and elsewhere as appropriate.

Response: As indicated in our response to prior comment 13, on May 23, 2017, the Sharing Services, Inc acquired all the outstanding shares of capital stock of Total Travel Media, Inc., a corporation organized on May 5, 2017. The Company’s acquisition of Total Travel Media was a transaction among entities under common control.

Corporate Offices – 1700 Coit Road, Suite #290 – Plano, Texas 75075

Main (469) 304 9400, Ext 248 ● Fax (469) 910 0477 ● www.shrvinc.com

A Publicly Traded Company –SHRV

For financial accounting purposes, the acquisition of Total Travel Media was treated as a reverse acquisition in accordance with accounting principles generally accepted in the United States. Accordingly, for financial accounting purposes, Total Travel Media became the accounting acquirer and Sharing Services became the acquired company. Accordingly, the historical financial statements prior to the acquisition are those of the accounting acquirer, Total Travel Media, and have been prepared to give retroactive effect to the acquisition. Thus, the Company’s consolidated financial statements after the acquisition date include the combined balance sheets of Sharing Services and Total Travel Media, at historical cost, the historical results of operations and cash flows of Total Travel Media from its inception (May 5, 2017) and the results of operations and cash flows of Sharing Services from the acquisition date. In accordance with GAAP, goodwill was not recognized as a result of this transaction.

The Company will expand the references to May 5, 2017 as the inception date when first used in the filing and elsewhere as appropriate.

212 Technologies, page 2

5. Please revise your disclosure referencing intellectual property to reflect your description of that property in the response to comment 4.

Response: The Company will expand its disclosures about 212 Technologies’ intellectual property consistent with our description of such property in our response to prior comment 4.

Compensation Plan, page 7

6. We reissue prior comment 6 in part. Please expand your disclosure in this section to describe clearly the range and circumstances of compensation commissions and bonuses payable to your Elepreneurs and the several ways Elepreneurs are compensated referenced in the last sentence.

Response: As further discussed in the registration statement and in our response to prior comment 6, the Company is a multi-level company that relies on a direct network of independent representatives, which it refers to as Elepreneur Affiliates, and on customer referrals for the sale and distribution of its products. There are different ways Elepreneur Affiliates can earn compensation under the Company’s compensation plan, which we refer to as the Super Affiliate Marketing Plan or SAM. Under the SAM plan, Elepreneur Affiliates earn sales commissions for their individual retail sales. In addition, under the compensation plan, Elepreneur Affiliates earn commissions for sales by independent sales representatives that they have recruited into the Company’s distribution network. Further, under SAM, our top independent sales representatives (measured based on sales levels achieved by them and/or by independent sales representatives that they have recruited), which we refer to as Super Affiliates, can be eligible for incentives or bonuses for successfully mentoring and developing independent sales representatives that are sponsored by them.

The Company will expand the disclosures regarding its compensation plan consistent with the preceding paragraph.

Regulation of Personal Care and Nutritional Food Products, page 8

7. Please revise your disclosure regarding FDA regulation to disclose the substance of your response to prior comment 7.

Response: The Company will expand its disclosures regarding FDA regulation consistent with our response to prior comment 7.

Corporate Offices – 1700 Coit Road, Suite #290 – Plano, Texas 75075

Main (469) 304 9400, Ext 248 ● Fax (469) 910 0477 ● www.shrvinc.com

A Publicly Traded Company –SHRV

Security Ownership of Certain Beneficial Owners and Management, page 17

8. We reissue prior comment 10. Please clarify the voting rights of the various classes of securities and disclose the conversion features of the preferred stock. In addition, please revise the beneficial ownership table to clearly reflect the percent of ownership of the voting class, in light of the preferred stock conversion feature. Lastly, please disclose the control person(s) for each entity in the table.

Response: The disclosure under Security Ownership of Certain Beneficial Owners and Management will be expanded to clarify the conversion features of our convertible equity securities and identify the control person(s) for each corporate entity listed on the beneficial ownership table on the notes to the table.

We respectfully inform you that the beneficial ownership table on page 17 reflects the percent of ownership held by each beneficial owner of each voting class of the Company’s securities, after considering the conversion rights for each class.

Recent Sales of Unregistered Securities, page 24

9. We reissue prior comment 14 in part. Please include your response in the disclosure in the filing and address the common stock issuances disclosed on page 15. Refer to Item 701(d) of Regulation S-K.

Response: The Company will expand its disclosures regarding Recent Sales of Unregistered Securities consistent with its response to prior comment 14 and will address the common stock issuances, including disclosure of the fact that shares of the Registrant’s common stock are registered pursuant to Section 12(b) of the Securities Act of 1933.

Sincerely,

/s/ John Thatch
John Thatch, President and CEO

Corporate Offices – 1700 Coit Road, Suite #290 – Plano, Texas 75075

Main (469) 304 9400, Ext 248 ● Fax (469) 910 0477 ● www.shrvinc.com